July 15, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mark P. Shuman, Legal Branch Chief

Mitchell Austin, Staff Attorney

Stephen G. Krikorian, Accounting Branch Chief

Ryan Rohn, Staff Accountant

Re:	TubeMogul, Inc.

Registration Statement on Form S-1 (File No. 333-194817)

Acceleration Request

Requested Date: July 17, 2014

Requested Time: 4:00 pm Eastern Time

Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TubeMogul, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-194817) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, DLA Piper LLP (US), by calling Peter Astiz at (650) 833-2036 or Michael Torosian at (650) 833-2220.

In connection with the acceleration request, the Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

/s/ Brett Wilson
Brett Wilson
President and Chief Executive Officer

Cc:	Eric Deeds (TubeMogul, Inc.)

Peter Asitz (DLA Piper LLP (US))

Michael J. Torosian (DLA Piper LLP (US))

Daniel J. Winnike (Fenwick & West LLP)

William L. Hughes (Fenwick & West LLP)

Theodore G. Wang (Fenwick & West LLP)